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                                                                     EXHIBIT 3.5



                         AMENDMENT NO. 1 TO THE BY-LAWS
                                       OF
                             SELMER INDUSTRIES, INC.



          The By-laws of Selmer Industries, Inc., a Delaware Corporation (the "Corporation"), shall be amended as follows:

     (A) Amend and restate the last sentence of Section 1.1 of the By-Laws to read as follows:

     The annual meeting in each year shall be held at such hour on said day and at such place within or without the State of Delaware as may be fixed by the Board of Directors, or if not so fixed, at the principal business office of the Corporation at 600 Industrial Parkway, Elkhart, Indiana 46516.

     (B) Amend Section 1.9 of the By-Laws by adding the following sentence to the end thereof:

     NOTWITHSTANDING THE FOREGOING, in the event that Kyle R. Kirkland and Dana
     D. Messina, collectively, cease to have, directly or indirectly, voting control of at least 50% of the voting securities of the Corporation entitled to vote generally in the election of directors, any action to be taken by the stockholders of the Company will be required to be conducted at an annual or special meeting of the stockholders and may not be taken by written consent without a meeting.

     (C) Amend Section 2.5 of the By-Laws by adding the following sentence to the end thereof:

     NOTWITHSTANDING THE FOREGOING, in the event that Kyle R. Kirkland and Dana
     D. Messina, collectively, cease to have, directly or indirectly, voting control of at least 50% of the voting securities of the Corporation entitled to vote generally in the election of directors, a director may not be removed without cause.